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                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]




                                                                   June 27, 2001



                            Information On Scoot.Com




In the light of information released by Scoot.com today, Vivendi Universal confirms that this information is convergent with the results of due diligence following which the company decided not to make an offer for Scoot.com

Vivendi Universal will make a provision of 280 million euros in its half yearly accounts, representing the total amount of its investment in Scoot.com. The half yearly accounts will also include a capital gain on the sale of its stake in AOL France, announced on March 23, 2001

Taken together, these two extraordinary items will thus have a slight positive impact on the net earnings of the group.

Vivendi Universal also reiterates that its earnings from operations were excellent in the first quarter of 2001 and on the basis of its activity in the second quarter has every reason to believe that this trend will continue.



Disclaimer

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: difficulty in integrating acquisitions, inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and its predecessor, Vivendi, with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.